FINANCIAL SUMMARY


                              FY2005 First Quarter
                      (April 1, 2004 through June 30, 2004)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

Note: This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                                BUSINESS RESULTS
           (All financial information has been prepared in accordance with accounting principles generally accepted
                        in the United States of America)

1.   Summary of Consolidated Financial Results of FY2005 First Quarter

     Financial Results
          Domestic vehicle sales decreased by 5 thousand units, or 0.9%, to 538 thousand units in FY2005 first quarter (three-month period from April 1, 2004 to June 30, 2004) compared with FY2004 first quarter, amidst the harsh conditions of a market downturn compared to the same period of the previous fiscal year. However, the market share of Toyota brand vehicles excluding minivehicles reached 46.1% in FY2005 first quarter, as a result of the active introduction of new models and the effect from the new Netz channel which began operations in May, and the share including minivehicles was 41.6% in FY2005 first quarter due to the preferable sales of Daihatsu and Hino brand vehicles, both figures exceeding those in FY2004 first quarter. Meanwhile, overseas vehicle sales increased by 202 thousand units, or 19.3%, to 1,253 thousand units in FY2005 first quarter compared with FY2004 first quarter, as a result of increased vehicle units sold in all regions, mainly due to the introduction of new products that met local customer needs worldwide. As a result, total vehicle sales in Japan and overseas increased by 197 thousand units, or 12.4%, to 1,791 thousand units in FY2005 first quarter compared with FY2004 first quarter.
          Net revenues increased by 417.4 billion yen, or 10.2%, to 4,510.3 billion yen in FY2005 first quarter compared with FY2004 first quarter, and operating income increased by 107.9 billion yen, or 31.6%, to 448.6 billion yen in FY2005 first quarter compared with FY2004 first quarter. Among the factors contributing to the increase in operating income of 210.0 billion yen, marketing efforts accounted for 170.0 billion yen and cost reduction efforts for 40.0 billion yen. On the other hand, factors contributing to the decrease in operating income of 102.1 billion yen primarily included the effects of changes in exchange rates of 70.0 billion yen and increases in expenses of 32.1 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 99.2 billion yen, or 26.7%, to 470.4 billion yen in FY2005 first quarter compared with FY2004 first quarter. Net income increased by 64.1 billion yen, or 28.8%, to 286.6 billion yen in FY2005 first quarter compared with FY2004 first quarter.




                                 Consolidated 1

         (All financial information has been prepared in accordance with accounting principles generally accepted
                        in the United States of America)

2.   Consolidated Financial Results of FY2005 First Quarter by Segment

     (1) Segment Operating Results

         Automotive:
              Net revenues for the automotive operations increased by 401.3 billion yen, or 10.6%, to 4,199.8 billion yen in FY2005 first quarter compared with FY2004 first quarter, and operating income increased by
         69.9 billion yen, or 20.9%, to 403.8 billion yen in FY2005 first quarter compared with FY2004 first quarter. The increase in operating income was mainly due to substantial increases in both production volume and vehicle units sold as well as cost reduction efforts made by TMC and its subsidiaries.

         Financial services:
              Net revenues for the financial services operations decreased by
         3.1 billion yen, or 1.7%, to 180.9 billion yen in FY2005 first quarter compared with FY2004 first quarter, while operating income increased by
         35.6 billion yen, or 330.1%, to 46.2 billion yen in FY2005 first quarter compared with FY2004 first quarter. The increase in operating income was mainly due to solid performance as a result of an increase in financing volumes as well as the impact of interest rate swaps stated at fair value with changes recognized in income held by sales financing subsidiaries in the United States of America in accordance with the Statement of Financial Accounting Standards (FAS) No.133 as amended by several related pronouncements including FAS No.138.

         All other:
              Net revenues for all other businesses increased by 22.0 billion yen, or 11.9%, to 205.7 billion yen in FY2005 first quarter compared with FY2004 first quarter, and operating income increased by 4.3 billion yen to 1.5 billion yen in FY2005 first quarter compared with FY2004 first quarter. The increase in operating income was mainly due to steady production and favorable sales of the housing business.

     (2) Geographic Information

         Japan:
              Net revenues in Japan increased by 143.4 billion yen, or 5.3%, to 2,857.6 billion yen in FY2005 first quarter compared with FY2004 first quarter, and operating income increased by 0.9 billion yen, or 0.3%, to
         253.0 billion yen in FY2005 first quarter compared with FY2004 first quarter. The increase in operating income was mainly due to substantial increases in both local production volume and vehicle units exported as well as cost reduction efforts made by TMC and its subsidiaries, partially offset by the effects of changes in exchange rates.

         North America:
              Net revenues in North America increased by 95.3 billion yen, or 6.2%, to 1,626.1 billion yen in FY2005 first quarter compared with FY2004 first quarter, and operating income increased by 65.2 billion yen, or 100.8%, to 129.8 billion yen in FY2005 first quarter compared with FY2004 first quarter. The increase in operating income was mainly due to substantial increases in both local production volume and vehicle units sold as well as cost reduction efforts made by local manufacturing affiliates and solid performance by sales financing subsidiaries.

         Europe:
              Net revenues in Europe increased by 61.1 billion yen, or 11.5%, to
         591.0 billion yen in FY2005 first quarter compared with FY2004 first quarter, and operating income increased by 24.8 billion yen, or 398.8%, to 30.9 billion yen in FY2005 first quarter compared with FY2004 first quarter. The increase in operating income was mainly due to a steady increase in profits of local affiliates as a result of an increase in local production volume and favorable sales in countries including Turkey as well as cost reduction efforts made by local manufacturing affiliates.

         Other Foreign Countries:
              Net revenues in other markets increased by 121.7 billion yen, or 22.2%, to 670.4 billion yen in FY2005 first quarter compared with FY2004 first quarter, and operating income increased by 17.2 billion yen, or 84.2%, to 37.7 billion yen in FY2005 first quarter compared with FY2004 first quarter. The increase in operating income was primarily due to increases in both local production volume and vehicle units sold in all regions, mainly in Asia.



                                 Consolidated 2

                        CONSOLIDATED PRODUCTION AND SALES
         (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)

     1. Production

                                                                                                                           (Units)
      ------------------------------------------------------------------------------------------------------------------------------
                                                       FY2005 first quarter       FY2004 first quarter
                                                        (April 2004 through       (April 2003 through             Increase
                                                            June 2004)                 June 2003)                (Decrease)
      ------------------------------------------------------------------------------------------------------------------------------
                                Japan                               1,076,607                  1,006,434                    70,173

                     ---------------------------------------------------------------------------------------------------------------
                       [
                       [     North America                            297,084                    249,051                    48,033
                       [------------------------------------------------------------------------------------------------------------
                       [
      Vehicles         [         Europe                               145,779                    125,565                    20,214
        (new)          [------------------------------------------------------------------------------------------------------------
                       [
                       [         Others                               224,532                    154,243                    70,289
                       [------------------------------------------------------------------------------------------------------------

                             Overseas total                           667,395                    528,859                   138,536
                     ---------------------------------------------------------------------------------------------------------------
                                Total                               1,744,002                  1,535,293                   208,709
      ------------------------------------------------------------------------------------------------------------------------------

                     Houses (Japan)                                       929                        870                        59
      ------------------------------------------------------------------------------------------------------------------------------
      Note:  The total production of vehicles (new) includes 174,362 units of Daihatsu brand vehicles (including OEM production)
             in FY2005 first quarter and 144,966 units in FY2004 first quarter, and 22,589 units of Hino brand vehicles
             (including OEM production) in FY2005 first quarter and 18,422 units in FY2004 first quarter.


     2. Sales (by destination)

                                                                                                                           (Units)
      ------------------------------------------------------------------------------------------------------------------------------
                                                       FY2005 first quarter      FY2004 first quarter             Increase
                                                        (April 2004 through       (April 2003 through            (Decrease)
                                                            June 2004)                June 2003)
      ------------------------------------------------------------------------------------------------------------------------------
      Vehicles                  Japan                                538,265                   543,357                     (5,092)
        (new)
                     ---------------------------------------------------------------------------------------------------------------
                       [
                       [     North America                           572,046                   508,679                     63,367
                       [------------------------------------------------------------------------------------------------------------
                       [
                       [         Europe                              247,816                   234,326                     13,490
                       [------------------------------------------------------------------------------------------------------------
                       [
                       [         Others                              433,841                   307,821                    126,020
                       [------------------------------------------------------------------------------------------------------------

                             Overseas total                        1,253,703                 1,050,826                    202,877
                     ---------------------------------------------------------------------------------------------------------------

                                Total                              1,791,968                 1,594,183                    197,785
      ------------------------------------------------------------------------------------------------------------------------------

                     Houses (Japan)                                      848                       761                         87
      ------------------------------------------------------------------------------------------------------------------------------
      Note:  The total sales of vehicles (new) includes 161,610 units of Daihatsu brand vehicles in FY2005 first quarter and
             142,282 units in FY2004 first quarter and 21,655 units of Hino brand vehicles in FY2005 first quarter and 16,861 units in FY2004 first quarter.




                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME
         (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)


                                                                                   (Amounts are rounded to the nearest million yen)
     ----------------------------------------------- -------------------------- -------------------------- -------------------------
                                                       FY2005 first quarter       FY2004 first quarter             Increase
                                                        (April 2004 through        (April 2003 through            (Decrease)
                                                            June 2004)                 June 2003)
     ----------------------------------------------- -------------------------- -------------------------- -------------------------
     Net revenues :                                                4,510,316                  4,092,939                    417,377
        Sales of products                                          4,334,364                  3,913,746                    420,618
        Financing operations                                         175,952                    179,193                     (3,241)
     Costs and expenses :                                          4,061,696                  3,752,167                    309,529
        Cost of products sold                                      3,463,780                  3,139,303                    324,477
        Cost of financing operations                                  84,011                    109,669                    (25,658)
        Selling, general and administrative                          513,905                    503,195                     10,710
     Operating income                                                448,620                    340,772                    107,848
     Other income (expense) :                                         21,809                     30,507                     (8,698)
        Interest and dividend income                                  16,999                     13,558                      3,441
        Interest expense                                              (3,352)                    (5,300)                     1,948
        Other income, net                                              8,162                     22,249                    (14,087)
     Income before income taxes, minority
        interest and equity in earnings of
        affiliated companies                                         470,429                    371,279                     99,150
     Provision for income taxes                                      202,307                    156,673                     45,634
     Income before minority interest and equity                      268,122                    214,606                     53,516
        in earnings of affiliated companies
     Minority interest in consolidated                               (16,298)                   (13,189)                    (3,109)
        subsidiaries
     Equity in earnings of affiliated companies                       34,793                     21,168                     13,625
     Net income                                                      286,617                    222,585                     64,032
     ----------------------------------------------- -------------------------- -------------------------- -------------------------

                                                                                                                              (Yen)
     ----------------------------------------------- -------------------------- -------------------------- -------------------------
     Net income per share - Basic                                      86.24                      64.83                      21.41
     Net income per share - Diluted                                    86.22                      64.83                      21.39
     ----------------------------------------------- -------------------------- -------------------------- -------------------------





                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS
         (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)


                                                                                   (Amounts are rounded to the nearest million yen)
     ---------------------------------------------- -------------------------- -------------------------- --------------------------
                                                      FY2005 first quarter              FY2004                    Increase
                                                      (As of June 30, 2004)     (As of March 31, 2004)           (Decrease)

     ---------------------------------------------- -------------------------- -------------------------- --------------------------
                        Assets
     Current assets :                                             9,060,256                  8,848,453                    211,803
        Cash and cash equivalents                                 1,701,853                  1,729,776                    (27,923)
        Time deposits                                                68,644                     68,473                        171
        Marketable securities                                       626,884                    448,457                    178,427
        Trade accounts and notes receivable, less
          allowance for doubtful accounts                         1,383,492                  1,531,651                   (148,159)
        Finance receivables, net                                  2,776,834                  2,622,939                    153,895
        Other receivables                                           452,498                    396,788                     55,710
        Inventories                                               1,124,779                  1,083,326                     41,453
        Deferred income taxes                                       449,564                    457,161                     (7,597)
        Prepaid expenses and other current assets                   475,708                    509,882                    (34,174)
     Noncurrent finance receivables, net                          3,500,013                  3,228,973                    271,040
     Investments and other assets                                 4,600,864                  4,608,155                     (7,291)
     Property, plant and equipment :                              5,444,319                  5,354,647                     89,672
        Land                                                      1,159,727                  1,135,665                     24,062
        Buildings                                                 2,832,508                  2,801,993                     30,515
        Machinery and equipment                                   7,738,055                  7,693,616                     44,439
        Vehicles and equipment on operating leases                1,575,709                  1,493,780                     81,929
        Construction in progress                                    259,130                    237,195                     21,935
        Less - Accumulated depreciation                          (8,120,810)                (8,007,602)                  (113,208)
     ---------------------------------------------- -------------------------- -------------------------- --------------------------
                     Total assets                                22,605,452                 22,040,228                    565,224
     ---------------------------------------------- -------------------------- -------------------------- --------------------------



                                 Consolidated 5

         (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)
     ---------------------------------------------- -------------------------- -------------------------- --------------------------
                                                      FY2005 first quarter              FY2004                    Increase
                                                      (As of June 30, 2004)     (As of March 31, 2004)           (Decrease)
     ---------------------------------------------- -------------------------- -------------------------- --------------------------
                    Liabilities
     Current liabilities :                                        7,704,672                  7,597,991                    106,681
        Short-term borrowings                                     2,204,577                  2,189,024                     15,553
        Current portion of long-term debt                         1,183,958                  1,125,195                     58,763
        Accounts payable                                          1,618,389                  1,709,344                    (90,955)
        Other payables                                              665,870                    665,624                        246
        Accrued expenses                                          1,238,263                  1,133,281                    104,982
        Income taxes payable                                        220,448                    252,555                    (32,107)
        Other current liabilities                                   573,167                    522,968                     50,199
     Long-term liabilities :                                      6,094,753                  5,817,377                    277,376
        Long-term debt                                            4,489,208                  4,247,266                    241,942
        Accrued pension and severance costs                         726,359                    725,569                        790
        Deferred income taxes                                       794,780                    778,561                     16,219
        Other long-term liabilities                                  84,406                     65,981                     18,425
                   Total liabilities                             13,799,425                 13,415,368                    384,057

           Minority interest in consolidated                        456,109                    446,293                      9,816
                     subsidiaries

                 Shareholders' equity
        Common stock                                                397,050                    397,050                          -
        Additional paid-in capital                                  495,886                    495,179                        707
        Retained earnings                                         8,529,583                  8,326,215                    203,368
        Accumulated other comprehensive loss                       (155,026)                  (204,592)                    49,566
        Treasury stock, at cost                                    (917,575)                  (835,285)                   (82,290)
              Total shareholders' equity                          8,349,918                  8,178,567                    171,351
     ---------------------------------------------- -------------------------- -------------------------- --------------------------
     Total liabilities and shareholders' equity                  22,605,452                 22,040,228                    565,224
     ---------------------------------------------- -------------------------- -------------------------- --------------------------



                                 Consolidated 6

                               SEGMENT INFORMATION

         (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)

1.  Segment Operating Results

(1) FY2005 first quarter (April 2004 through June 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                       Automotive     Financial Services      All Other         Intersegment        Consolidated
                                                                                                 Elimination
     -------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external               4,196,549             175,952            137,815                   -          4,510,316
           customers
      (2) Intersegment                        3,273               4,941             67,830             (76,044)                 -
           sales and transfers

                Total                     4,199,822             180,893            205,645             (76,044)         4,510,316
     -------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                  3,796,020             134,717            204,195             (73,236)         4,061,696
     -------------------------------------------------------------------------------------------------------------------------------
      Operating income                      403,802              46,176              1,450              (2,808)           448,620
     -------------------------------------------------------------------------------------------------------------------------------


(2) FY2004 first quarter (April 2003 through June 2003)
                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                       Automotive     Financial Services      All Other         Intersegment        Consolidated
                                                                                                 Elimination
     -------------------------------------------------------------------------------------------------------------------------------
      Net revenues:
      (1) Sales to external               3,795,958             179,193            117,788                   -          4,092,939
           customers
      (2) Intersegment                        2,638               4,876             65,963             (73,477)                 -
           sales and transfers

                Total                     3,798,596             184,069            183,751             (73,477)         4,092,939
     -------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                  3,464,597             173,407            186,559             (72,396)         3,752,167
     -------------------------------------------------------------------------------------------------------------------------------
      Operating income                      333,999              10,662             (2,808)             (1,081)           340,772
     -------------------------------------------------------------------------------------------------------------------------------

2.  Geographic Information

(1) FY2005 first quarter (April 2004 through June 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                        Japan       North America       Europe       Other Foreign   Intersegment    Consolidated
                                                                                       Countries      Elimination
     -------------------------------------------------------------------------------------------------------------------------------
       Net revenues :
       (1) Sales to external           1,734,164       1,586,046          555,591         634,515               -       4,510,316
            customers
       (2) Intersegment                1,123,441          40,049           35,462          35,921      (1,234,873)              -
            sales and transfers
                Total                  2,857,605       1,626,095          591,053         670,436      (1,234,873)      4,510,316
     -------------------------------------------------------------------------------------------------------------------------------
       Operating expenses              2,604,654       1,496,296          560,132         632,705      (1,232,091)      4,061,696
     -------------------------------------------------------------------------------------------------------------------------------
       Operating income                  252,951         129,799           30,921          37,731          (2,782)        448,620
     -------------------------------------------------------------------------------------------------------------------------------


(2) FY2004 first quarter (April 2003 through June 2003)
                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                        Japan       North America       Europe       Other Foreign   Intersegment    Consolidated
                                                                                       Countries      Elimination
     -------------------------------------------------------------------------------------------------------------------------------
       Net revenues :
       (1)  Sales to external           1,611,508       1,465,356          503,885         512,190                -     4,092,939
            customers
       (2) Intersegment                 1,102,790          65,475           26,100          36,601     (1,230,966)              -
            sales and transfers
                Total                   2,714,298       1,530,831          529,985         548,791     (1,230,966)      4,092,939
     -------------------------------------------------------------------------------------------------------------------------------
       Operating expenses               2,462,188       1,466,179          523,787         528,309     (1,228,296)      3,752,167
     -------------------------------------------------------------------------------------------------------------------------------
       Operating income                   252,110          64,652            6,198          20,482         (2,670)        340,772
     -------------------------------------------------------------------------------------------------------------------------------



                                 Consolidated 7

(REFERENCE)

         (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


   UNCONSOLIDATED STATEMENTS OF INCOME


                                                                 (Million yen; amounts less than one million yen are omitted)
   ---------------------------------------------------------------------------------------------------------------------------
                                                    FY2005 first quarter     FY2004 first quarter            Increase
                                                    (April 2004 through       (April 2003 through           (Decrease)
                                                         June 2004)               June 2003)
   ---------------------------------------------------------------------------------------------------------------------------
     Net sales                                                  2,224,897                 2,151,390                   73,507
     Operating income                                             207,608                   215,555                   (7,947)
     Ordinary income                                              271,726                   264,501                    7,225
     Extraordinary losses                                          24,996                         -                   24,996
     Income before income taxes                                   246,729                   264,501                  (17,772)
     Income taxes - current                                        95,100                    95,200                     (100)
     Income taxes - deferred                                       (8,868)                   (1,800)                  (7,068)
     Net income                                                   160,497                   171,101                  (10,604)
   ---------------------------------------------------------------------------------------------------------------------------


   UNCONSOLIDATED BALANCE SHEETS

                                                                 (Million yen; amounts less than one million yen are omitted)
   ---------------------------------------------------------------------------------------------------------------------------
                                                     FY2005 first quarter           FY2004                  Increase
                                                     (As of June 30,2004)   (As of March 31,2004)          (Decrease)
   ---------------------------------------------------------------------------------------------------------------------------
                       Assets
     Current assets                                             3,309,870                3,358,189                  (48,319)
         Cash, deposits and trade accounts                        972,060                1,124,770                 (152,710)
           receivable
         Marketable securities                                  1,122,869                  995,893                  126,976
         Others                                                 1,214,941                1,237,524                  (22,583)
     Fixed assets                                               5,368,080                5,458,975                  (90,895)
      Property, plant and equipment                             1,228,027                1,260,728                  (32,701)
         Buildings, machinery and equipment                       668,552                  683,993                  (15,441)
         Others                                                   559,474                  576,734                  (17,260)
      Investments and other assets                              4,140,052                4,198,247                  (58,195)
         Investments in securities                              2,083,560                2,160,160                  (76,600)
         Others                                                 2,056,492                2,038,087                   18,405
   ---------------------------------------------------------------------------------------------------------------------------
                    Total assets                                8,677,950                8,817,164                 (139,214)
   ---------------------------------------------------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------
                                                     FY2005 first quarter             FY2004                 Increase
                                                     (As of June 30,2004)     (As of March 31,2004)         (Decrease)
   ---------------------------------------------------------------------------------------------------------------------------
                    Liabilities
     Current liabilities                                        1,841,598                 1,970,407                (128,809)
     Long-term liabilities                                        849,541                   862,081                 (12,540)
                               Total liabilities                2,691,139                 2,832,489                (141,350)
               Shareholders' equity
     Common stock                                                 397,049                   397,049                       -
     Capital surplus                                              416,973                   416,970                       3
     Retained earnings                                          5,807,930                 5,731,342                  76,588
     Net unrealized gains on other securities                     312,795                   305,725                   7,070
     Less: treasury stock                                        (947,937)                 (866,413)                (81,524)
                      Total shareholders' equity                5,986,811                 5,984,675                   2,136
   ---------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                  8,677,950                 8,817,164                (139,214)
   ---------------------------------------------------------------------------------------------------------------------------